SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April 2012

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Translation of registrant’s name into English)

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

DHT Holdings, Inc. (NYSE: DHT) (the “Company”) received notice from the New York Stock Exchange (the “NYSE”) on April 24, 2012 that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock was less than $1.00 per share over a consecutive 30 trading-day period.

Pursuant to the NYSE’s rules, the Company has a six-month cure period following receipt of the NYSE notice to bring its share price and average share price above $1.00.

The press release issued by the Company on April 25, 2012 relating to receipt of NYSE notice of non-compliance is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 25, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT HOLDINGS, INC.
(Registrant)

Date: April 25, 2012	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer